SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 23, 2016

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

- “Philips publishes 2015 Annual Report”, dated February 23, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 23rd day of February 2016.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(General Secretary)

Press Information

February 23, 2016

Philips publishes 2015 Annual Report

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today published its 2015 Annual Report, and expects to file its 2015 Form 20-F with the US Securities and Exchange Commission later today (www.sec.gov).

Philips’ 2015 Annual Report will be on the agenda of the Annual General Meeting (AGM) scheduled to be held on May 12, 2016. The convocation notice and the agenda (including explanatory notes) for the AGM will be published in due course.

The 2015 Annual Report is available to shareholders and other interested parties via this link [http://www.annualreport.philips.com/]. A copy of Philips’ 2015 Form 20-F is available via this link [http://www.philips.com/a-w/about/investor/financial-reporting/annual-reports.html] and can also be obtained free of charge upon written request to Philips’ Annual Report Office [mailto:annual.report@philips.com].

In addition, pursuant to a recently introduced disclosure requirement under Dutch law, Royal Philips hereby states that the Netherlands is its Home Member State for purposes of the EU Transparency Directive.

For further information, please contact:

Joost Akkermans

Philips Group Communications

Tel.: +31 6 31758996

E-mail: joost.akkermans@philips.com

Leandro Mazzoni

Philips Investor Relations

Phone: +31 20 5977055

Email: investor.relations@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2015 sales of EUR 24.2 billion and employs approximately 104,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home

February 24, 2015 Page: 2

healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.